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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                        Under the Securities Act of 1934
                               (Amendment No. 3)*


                                 JUST TOYS, INC.
      --------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
      --------------------------------------------------------------------

                         (Title of Class of Securities)

                                   482133 30 3
                  --------------------------------------------

                                 (CUSIP Number)

                7/12/98, 10/29/98, 11/22/98, 7/12/99, 11/22/99,
                         11/30/99, 1/18/00 and 3/28/00
      -------------------------------------------------------------------
            (Dates of Events which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   482133 30 3                 13G                   Page 2 of 5 Pages

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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

            Morton J. Levy

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]
           N/A
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   3       SEC USE ONLY

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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
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                             5      SOLE VOTING POWER

       NUMBER OF                    171,698
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       0
       REPORTING            ----------------------------------------------------
        PERSON               7      SOLE DISPOSITIVE POWER
          WITH
                                    171,698
                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    0
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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           171,698
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES
                                                                            [ ]
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.3%
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   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!



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CUSIP NO.   482133 30 3                 13G                   Page 3 of 5 Pages

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Item 1(a). Name of Issuer:
                      Just Toys, Inc.

Item 1(b). Address of Issuer's Principal Executive Office:
                      20 Livingstone Avenue
                      Dobbs Ferry, New York  10522

Item 2(a). Name of Person Filing:
                      Morton J. Levy

Item 2(b). Address of Residence
                      624 Boca Marina Ct.
                      Boca Marina Yacht Club
                      Boca Raton, Florida 33487

Item 2(c). Citizenship:
                      United States of America

Item 2(d). Title of Class of Securities:
                      Common Stock, par value $.01 per share.

Item 2(e). CUSIP Number:
                      482133 30 3

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Person Filing is a:
                      Not Applicable.

Item 4.  Ownership.

                      (a)  Amount beneficially owned:
                               171,698 shares including 102,000 shares issuable
                      upon exercise of currently exercisable stock options, but which does not include an additional 3,500 shares issuable upon exercise of stock options which will vest on July 12, 2000.
                      (b)  Percent of Class:
                               7.3%
                      (c)  Number of shares as to which such person has:

                           (i)     Sole power to vote or to direct the vote:
                                          69,698 shares and 102,000 shares
                                          subject to the options.

                           (ii)    Shared power to vote or to direct the vote:
                                          0

                           (iii) Sole power to dispose of or to direct the disposition of:
                                          69,698 shares and 102,000 shares
                                          subject to the options.

                           (iv) Shared power to dispose or to direct the disposition of:
                                          0


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CUSIP NO.   482133 30 3                 13G                   Page 4 of 5 Pages

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Item 5.           Ownership of Five Percent or Less of a Class.
                      Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                      Not Applicable.

Item 8.           Identification and Classification of Members of  the Group.
                      Not Applicable.

Item 9.           Notice of Dissolution of Group.
                      Not Applicable.

Item 10.          Certifications.
                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NO.   482133 30 3                 13G                   Page 5 of 5 Pages

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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated:  May 26, 2000




                                         /s/ Morton J. Levy
                                         ----------------------------------
                                         Morton J. Levy